

July 3, 2013

Via E-mail
James S. Byrd, Jr.
Chief Executive Officer
Engage Mobility, Inc.
2295 S. Hiawassee Rd., Suite 414
Orlando, FL 32835

> **Re: Engage Mobility, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2013**
> **File No. 333-189164**

Dear Mr. Byrd:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have omitted the price and number of shares you intend to offer in apparent reliance on Rule 430A of the Securities Act. As volume is neither price-related information nor a term of the security dependent upon the offering date, Rule 430A is unavailable for this information. Please revise the registration statement and prospectus cover pages to include the number of shares being offered. Please also revise to include the appropriate undertaking pursuant to Item 512(i) of Regulation S-K. Alternatively, you may omit this undertaking if you revise to include a price for the offering prior to the time of effectiveness.

Registration Statement Cover Page

2. Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the

language of that subsection. We note, for example, the use of the phrase "or similar transaction," which does not appear in the text of Rule 416(b).

Prospectus Cover Page

3. Please revise the cover page to disclose your most recent stock price.

Dilution, page 19

4. Please revise this table to show dilution effects if only 10% and 50% of the offering is sold, in addition to the estimated full figures presented.

Item 16. Exhibits, page 44

5. We note your discussion on page 5 of the Technology License Agreement with Total Communicator Solutions, Inc. As this appears to be a material agreement, please either file it pursuant to Item 601(b)(10) of Regulation S-K in your exhibit list, or explain why you think it is not material.

6. We note that you have not filed Exhibit 5.1. Please file a fully executed and dated opinion of counsel. We may have further comments after our review.

7. We note that you reference the subscription process on page 33. Please file the form of the Subscription Agreement as an exhibit to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Gregg E. Jaclin, Esq.
        Anslow + Jaclin, LLP